UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         FORM U-3A-2
                                                  File No. 69-278
           FOR FISCAL YEAR ENDED DECEMBER 31, 1998

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1

                   DOMINION RESOURCES, INC.
                      (Name of Company)

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

          1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest as of December 31, 1998.

                                             State of Location and
          Name                           Organization Nature of Business

Dominion Resources, Inc.                     Virginia Richmond, Virginia
                                                      - Holding Company
           Subsidiaries of Dominion Resources, Inc.
Dominion Capital, Inc.(*)                    Virginia Richmond, Virginia
                                                      - Financial
                                                      services, land
                                                      development
Dominion Energy, Inc.(*)                     Virginia Richmond, Virginia
                                                      - Nonutility power
                                                      production and gas
                                                      and oil development
Dominion Resources Capital Trust I           Delaware Wilmington,
                                                      Delaware - Business
                                                      Trust
Dominion U.K. Holding, Inc.                  Virginia Richmond, Virginia
                                                      - Holding company
Virginia Electric and Power Company          Virginia Virginia and North
                                                      Carolina- Electric
                                                      utility
         Subsidiaries of Dominion U.K. Holding, Inc.
DEI U.K., Inc.                               Virginia Richmond, Virginia
                                                      - Equity holding

                                             State of Location and
          Name                           Organization Nature of Business
   Subsidiaries of Dominion U.K. Holding, Inc. (continued)
Dominion Energy U.K., Inc.                   Virginia Richmond, Virginia
                                                      - Equity holding
                 Subsidiary of DEI U.K., Inc.
Elgar, LLC                                   Virginia Richmond, Virginia
                                                      - Equity holding
         Subsidiary of DEI U.K., Inc. and Elgar, LLC
DR Group Holdings                      United Kingdom United Kingdom-
                                                      Financing/Holding
                                                      company
         Subsidiary of DEI U.K. and DR Group Holdings
DR Nottingham Investments              United Kingdom United Kingdom -
                                                      Financing/Holding
                                                      company
               Subsidiary of DR Group Holdings
DR Corby Limited                       United Kingdom United Kingdom -
                                                      Holding company
                Subsidiary of DR Corby Limited
EME Generation (Corby) Ltd             United Kingdom United Kingdom -
                                                      Holding company
     Subsidiaries of Virginia Electric and Power Company
Virginia Power Fuel Corporation              Virginia Richmond, Virginia
                                                      - Nuclear fuel
                                                      procurement
Virginia Power Services, Inc.                Virginia Richmond, Virginia
                                                      - Shell company
VPS Communications, Inc.                     Virginia Richmond, Virginia
                                                      - Telecommunication
                                                      services
         Subsidiaris of Virginia Power Services, Inc.
Evantage, Inc.                               Virginia Richmond, Virginia
                                                      - Marketing
VP Property, Inc.                            Virginia Richmond, Virginia
                                                      - Marketing
Virginia Power Energy Marketing, Inc.        Virginia Richmond, Virginia
                                                      - Marketing
Virginia Power Services Energy Corp., Inc.   Virginia Richmond, Virginia
                                                      - Marketing
Virginia Power Nuclear Services Company      Virginia Richmond, Virginia
                                                      - Nuclear
                                                      management and
                                                      operations
                                                      services.
                                             State of Location and
          Name                           Organization Nature of Business
            Subsidiaries of Dominion Capital, Inc.
Catalyst Old River Hydroelectric LP         Louisiana Vidalia, Louisiana
                                                      - Electric power
                                                      production
Dominion Capital Financial, Inc.             Virginia Richmond, Virginia
                                                      - Financial
                                                      services
Dominion Capital Ventures Corporation        Virginia Richmond, Virginia
                                                      - Middle market
                                                      commercial lending
Dominion Financing, Inc.                     Virginia Richmond, Virginia
                                                      - Special purpose
                                                      medium-term
                                                      financing
                                                      subsidiary
Dominion Land Management Company             Virginia Richmond, Virginia
                                                      - Real estate
                                                      management
Dominion Lands, Inc.                         Virginia Richmond, Virginia
                                                      - Land development
Dominion Mortgage Services, Inc.             Virginia Richmond, Virginia
                                                      - Mortgage services
Dominion Venture Investments, Inc.           Virginia Richmond, Virginia
                                                      - Middle market
                                                      commercial lending
Edgen, Inc.                                  Delaware Richmond, Virginia
                                                      - Real estate
                                                      holding company
Electronic Lighting, Inc.                    Delaware Menlo Park,
                                                      California -
                                                      Lighting control
                                                      systems
First Source Equity Holdings, Inc.           Virginia Prospect Heights,
                                                      Illinois - Holding
                                                      company
First Source Financial, Inc.                 Delaware Prospect Heights,
                                                      Illinois - Middle
                                                      market commercial
                                                      lending
Louisiana Hydroelectric Capital              Virginia Richmond, Virginia
          Corporation                                 - Investment
                                                      company
NH Capital, Inc.                             Delaware Richmond, Virginia
                                                      - Shell company
OptaCor Financial Services Company           Virginia Linthicum, Maryland
                                                      - Direct mail
                                                      unsecured consumer
                                                      loans
Rincon Securities Inc.                       New York Richmond, Virginia
                                                      - Investment
                                                      company
Rosemont/DCI Properties, Inc.                Virginia Richmond, Virginia
                                                      - Real estate
                                                      investment
Shoulders Hill/DCI Properties, Inc.          Virginia Richmond, Virginia
                                                      - Real estate
                                                      investment
                                             State of Location and
          Name                           Organization Nature of Business
      Subsidiaries of Dominion Capital, Inc. (continued)
Stanton Associates, Inc.                     Virginia Norfolk, Virginia -
                                                      Real estate holding
                                                      company
Stonehouse L.L.C.                            Virginia Toano, Virginia -
                                                      Real estate
                                                      investment
Trilon Dominion Partners, L.L.C.             Delaware New York, New York
                                                      - Venture capital
                                                      investments
Vidalia Audit, Inc.                          Virginia Richmond, Virginia
                                                      - Audit company for
                                                      hydroelectric
                                                      project
Virginia Financial Ventures, Inc.            Virginia Richmond, Virginia
                                                      - Commercial
                                                        finance
Williams Court/DCI Properties, Inc.          Virginia Richmond, Virginia
                                                      - Real estate
                                                      investments
     Subsidiary of Dominion Capital Ventures Corporation
First Dominion Capital, L.L.C.               Delaware New York, New York
                                                      - Middle market
                                                      commercial lending
         Subsidiary of First Dominion Capital, L.L.C.
First Dominion Securities, L.L.C.            Delaware New York, New York
                                                      - Registered
                                                      broker/dealer
              Subsidiaries of Stonehouse, L.L.C.
Stonehouse Communications, L.L.C.            Virginia Toano, Virginia -
                                                      Communications
                                                      franchise
Stonehouse Realty Company, L.L.C.            Virginia Toano, Virginia-
                                                      Real estate
                                                      sales/marketing
The Association at Stonehouse, Inc.          Virginia Toano, Virginia -
                                                      Homeowners'
                                                      Association
      Subsidiaries of Dominion Venture Investments,Inc.
Cambrian Capital Corporation                 Delaware Houston, Texas -
                                                      Oil/Gas financial
                                                      lending
Cambrian Capital Partners L.P.               Delaware Houston, Texas -
                                                      Oil/Gas financial
                                                      lending
          Subsidiary of Cambrian Capital Corporation
Triassic Energy Corporation                  Delaware Houston, Texas -
                                                      Oil/Gas financial
                                                      lending
      Subsidiary of Cambrian Capital Partners L.P. and
                 Triassic Energy Corporation
Triassic Energy Partners L.P.                Delaware Houston, Texas -
                                                      Oil/gas financial
                                                      lending
       Subsidiaries of Dominion Mortgage Services, Inc.
America's MoneyLine, Inc.                    Virginia Glen Allen,
                                                      Virginia - Direct
                                                      marketing
                                             State of Location and
          Name                           Organization Nature of Business
 Subsidiaries of Dominion Mortgage Services, Inc. (continued)
Meritech Mortgage Services, Inc.                Texas Fort Worth, Texas -
                                                      Services mortgage
                                                      loans
Mortgage Finance, Inc.                       Virginia Glen Allen,
                                                      Virginia -
                                                      Broker/lender
                                                      services
Saxon Mortgage, Inc.                         Virginia Glen Allen,
                                                      Virginia - Mortgage
                                                      originations
             Subsidiaries of Saxon Mortgage, Inc.
Saxon Asset Allocation Corporation           Virginia Richmond, Virginia
                                                      - Mortgage loans
Saxon Asset Securities Company               Virginia Glen Allen,
                                                      Virginia -
                                                      Securitization
Saxon Capital Corporation                    Virginia Glen Allen,
                                                      Virginia - Mortgage
                                                      loans
       Subsidiaries of Dominion Land Management Company
Bridgeway Management Company                 Virginia Suffolk, Virginia -
                                                      Real estate
                                                      management
Dominion Land Management                     Virginia James City County,
  Company - Williamsburg                              Virginia - Real
                                                      estate management
Old North State Management Company           Virginia New London, North
                                                      Carolina - Real
                                                      estate management
Stonehouse Management Company                Virginia Toano, Virginia -
                                                      Real estate
                                                      management
Waterford Management Company                 Virginia Houston, Texas -
                                                      Real estate
                                                      management
        Subsidiaries of Trilon Dominion Partners, L.L.C.
EPL Technologies, Inc.                       Colorado West Conshohocken,
                                                      Pennsylvania - Food
                                                      processing
                                                      technologies
InstantVision                            Pennsylvania Sarasota, Florida -
                                                      Manufacture/ market
                                                      vision correction
                                                      systems
NutriCept, Inc.                              Delaware Dallas, Texas -
                                                      Nutriceuticals
Wilshire Technologies, Inc.                California Carlsbad,
                                                      California -
                                                      Medical supplies
           Subsidiary of Stanton Associates, Inc.
Goodman Segar Hogan, Inc.                    Virginia Norfolk, Virginia -
                                                      Real estate company
                                             State of Location and
          Name                           Organization Nature of Business
          Subsidiaries of Goodman Segar Hogan, Inc.
Air Cargo Associates                         Virginia Norfolk, Virginia -
                                                      Operating
                                                      Partnership-Real
                                                      estate
American Storage Properties, Inc.            Virginia Norfolk, Virginia -
                                                      Real           estate
                                                      investment
Baxter Road Associates                       Virginia Norfolk, Virginia -
                                                      Operating
                                                      Partnership-Real
                                                      estate
Denbigh Shopping Center Associates           Virginia Norfolk, Virginia -
                                                      Real estate
                                                      investment
Goodman Segar Hogan of                       Virginia Norfolk, Virginia -
    Atlanta, Inc.                                     Real estate
                                                      investment
Goodman Segar Hogan of                       Virginia Norfolk, Virginia    -
    Orlando, Inc.                                     Operating
                                                      partnerhip - Real
                                                      estate investment
Goodman Segar Hogan of                       Virginia Norfolk, Virginia -
    Southern Shopping Center                          Real estate
                                                      investment
Goodman Segar Hogan of Virginia, Inc.        Virginia Norfolk, Virginia -
                                                      Real estate
                                                      investment
Goodman Segar Hogan of                       Virginia Norfolk, Virginia
    World Trade Center, Inc.                          - Real estate
                                                      investment
World Trade Center Associates, L.P.          Virginia Norfolk, Virginia -
                                                      Operating
                                                      Partnership - Real
                                                      estate
GSH/Stanton Associates, L.P.                 Virginia Norfolk, Virginia -
                                                      Real estate
                                                      investment
Historic Towne Square Company                Virginia Norfolk, Virginia -
                                                      Operating
                                                      Partnership-Real
                                                      estate
Hogan Stanton, Inc.                          Virginia Norfolk, Virginia -
                                                      Real
                                                      estate investment
Hogan Stanton Investment, Inc.               Virginia Norfolk, Virginia -
                                                      Real estate
                                                      investment
Hogan Stanton Properties, Inc.               Virginia Norfolk, Virginia -
                                                      Real estate
                                                      investment
Stanton Associates One                       Virginia Norfolk, Virginia -
                                                      Real estate
                                                      investment
Stanton Associates Two                       Virginia Norfolk, Virginia -
                                                      Real estate
                                                      investment
Tidewater Drive, Inc.                        Virginia Norfolk, Virginia -
                                                      Real estate
                                                      investment
                                             State of Location and
          Name                           Organization Nature of Business
      Subsidiaries of Goodman Segar Hogan of Orlando, Inc.
Curry Ford                                    Florida Orlando, Florida -
                                                      Real estate
                                                      investment
University Square Associates, L.P.            Florida Orlando, Florida -
                                                      Real estate
                                                      investment
       Subsidiary of Denbigh Shopping Center Associates
Turnbarr Associates                          Virginia Norfolk, Virginia -
                                                      Operating
                                                      partnership-Real
                                                      estate
             Subsidiary of Stanton Associates One
Brown Farm Associates                        Virginia Norfolk, Virginia -
                                                      Operating
                                                      partnership - Real
                                                      estate
             Subsidiary of Stanton Associates Two
Salem Lakes Commercial Associates            Virginia Norfolk, Virginia -
                                                      Operating
                                                      partnership - Real
                                                      estate
              Subsidiary of Hogan Stanton, Inc.
HS Advisors, Ltd.                            Virginia Norfolk, Virginia -
                                                      Real estate
                                                      investment
        Subsidiary of Hogan Stanton Investments, Inc.
HS Advisors III, Ltd.                        Virginia Norfolk, Virginia -
                                                      Real estate
                                                      investment
       Subsidiary of American Storage Properties, Inc.
GSH/American Storage                         Virginia Norfolk, Virginia
    Properties Associates, L.P.                       - Real estate
                                                      investment
                  Subsidiary of Edgen, Inc.
H-W Properties, Inc.                         Delaware Houston, Texas -
                                                      Real estate
                                                      investment
              Subsidiary of H-W Properties, Inc.
Waterford Harbor Realty, Inc.                   Texas Houston, Texas -
                                                      Real estate
                                                      management
Subsidiary of Virginia Financial Ventures, Inc. and NH Capital, Inc.
First Source Financial, LLP                  Illinois Prospects Heights,
                                                      Illinois - Middle
                                                      market commerical
                                                      lending
      Subsidiary of First Source Equity Holdings, Inc.
               and First Source Financial, LLP
FS Warrant L.P.                              Delaware Prospect Heights,
                                                      Illinois - Equity
                                                      holding company
             Subsidiaries of Dominion Lands, Inc.
Chesterfield Land, Inc.                      Virginia Chesterfield
                                                      County, Virginia -
                                                      Land development
                                             State of Location and
          Name                           Organization Nature of Business
       Subsidiaries of Dominion Lands, Inc. (continued)
Dominion Lands-Williamsburg, Inc.            Virginia James City County,
                                                      Virginia - Land
                                                      Development
Old North, Inc.                              Virginia New London, North
                                                      Carolina - Real
                                                      estate development
Widewater Associates                         Virginia Stafford County,
                                                      Virginia - Land
                                                      Development
Subsidiary of Dominion Lands, Inc. and Chesterfield Land, Inc.
Chesterfield Land Associates                 Virginia Chesterfield
                                                      County, Virginia -
                                                      Land development
            Subsidiairies of Lake Badin Associates
Old North Builders, L.L.C.                   Virginia New London, North
                                                      Carolina -
                                                      Construction
                                                      Management
Uwharrie Point Community               North Carolina New London, North
 Association, Inc.                                    Carolina -
                                                      Homeowners
                                                      Association
Subsidiary of Dominion Lands, Inc. and Dominion Lands-Williamsburg, Inc.
Governor's Land Associates                   Virginia Williamsburg,
                                                      Virginia - Land
                                                      Development
          Subsidiaries of Governor's Land Associates
Dominion Construction Management             Virginia Williamsburg,
   Company, L.L.C.                                    Virginia -
                                                      Construction
                                                      Company
The Governor's Land Foundation               Virginia Williamsburg,
                                                      Virginia -
                                                      Homeowners
                                                      Association
Two Rivers Club at The                       Delaware Williamsburg,
   Governor's Land                                    Virginia - Country
                                                      Club
     Subsidiary of Dominion Lands, Inc. and Old North, Inc.
Lake Badin Associates                        Virginia Montgomery County,
                                                      North Carolina -
                                                      Land Development
            Subsidiaries of Dominion Energy, Inc.
Caithness BLM Group L.P.                   New Jersey Ridgecrest,
                                                      California -
                                                      Geothermal electric
                                                      generation
Caithness Navy II Group L.P.               New Jersey Inyo County,
                                                      California -
                                                      Geothermal electric
                                                      generation
Carthage Energy Services, Inc.               Michigan Traverse City,
                                                      Michigan - Gas
                                                      marketing

                                             State of Location and
          Name                           Organization Nature of Business
      Subsidiaries of Dominion Energy, Inc. (continued)
DEI Canada Holding Company Inc.                Canada Alberta, Canada -
                                                      Gas exploration and
                                                      production in
                                                      Canada
DEI Cayman Holding Company                   Virginia Richmond, Virginia
                                                      - Holding company
Dominion Black Warrior Basin, Inc.            Alabama Tuscaloosa, Alabama
                                                      - Methane gas
                                                      production
Dominion Cogen, Inc.                         Virginia Headquarters in
                                                      Richmond, Virginia
                                                      - Cogeneration
Dominion Cogen NY, Inc.                      Virginia Headquarters in
                                                      Richmond, Virginia
                                                      - Cogeneration in
                                                      state of New York
Dominion Cogen WV, Inc.                      Virginia Headquarters in
                                                      Richmond, Virginia
                                                      - Cogeneration in
                                                      state of West
                                                      Virginia
Dominion Elwood, Inc.                        Delaware Richmond, Virginia
                                                      - Equity holding
Dominion Elwood Marketing, Inc.              Delaware Richmond, Virginia
                                                      - Equity holding
Dominion Energy Central America, Inc.    Belize, C.A. Belize City, Belize
                                                      - Equity holding
Dominion Energy Construction Company         Virginia Richmond, Virginia
                                                      - General
                                                      contractor for
                                                      Kincaid
Dominion Energy Management, Inc.            Virginia  Richmond, Virginia
                                                      - Shell company.
Dominion Energy Peru Holdings, Inc.          Virginia Peru - Equity
                                                      holding
Dominion Generating S.A.                    Argentina Buenos Aires,
                                                      Argentina -
                                                      Electric power
                                                      production in
                                                      Argentina
Dominion Kincaid, Inc.                       Virginia Richmond, Virginia
                                                      - Equity holding
Dominion Reserves, Inc.                      Virginia Richmond, Virginia
                                                      - Gas and oil
                                                      development
Dominion Reserves-Utah, Inc.                     Utah Headquarters in
                                                      Richmond, Virginia
                                                      - Methane gas
                                                      production in Utah
                                             State of Location and
          Name                           Organization Nature of Business
      Subsidiaries of Dominion Energy, Inc. (continued)
Dominion San Juan, Inc.                      Virginia Richmond, Virginia
                                                      - Holding company
Dominion Storage, Inc.                       Virginia Richmond, Virginia
                                                      - Equity holding
                                                      company
Luz Solar Partners Ltd., VII L.P.          California Los Angeles,
                                                      California - Solar
                                                      electric generation
Niton US, Inc.                               Virginia Richmond, Virginia
                                                      - Equity holding
                                                      company
Rumford Cogeneration Company, Ltd.              Maine Rumford, Maine -
                                                      Cogeneration
Subsidiary of Carthage Energy Services, Inc. and Dominion Reserves, Inc.
Phoenix Dominion Energy, LLC                 Virginia Pittsburgh, PA -
                                                      Gas marketing
                                                      company
        Subsidiary of DEI Canada Holding Company, Inc.
Dominion Energy Canada, Ltd.                   Canada Alberta, Canada -
                                                      Gas and oil
                                                      exploration and
                                                      development
Subsidiary of Dominion Energy, Inc. and DEI Cayman Holding Company
Dominion Energy Holding Cayman         Cayman Islands Richmond, Virginia
    Company LDC                                       - Equity holding
  Subsidiary of Dominion Energy, Inc., Dominion Cogen, Inc.
                 and Dominion Reserves, Inc.
Dominion Energy Interamerican          Cayman Islands Richmond, Virginia
     Holding Company LDC                              - Equity holding
Subsidiaries of Dominion Energy Interamerican Holding Compay LDC
DEI Holding Cayman Company Limited     Cayman Islands Richmond, Virginia
                                                      - Equity holding
DEI Interamerican Holding              Cayman Islands Richmond, Virginia
  Company Limited                                     - Equity holding
Inversiones Dominion Panama S.A.               Panama Richmond, Virginia
                                                      - Equity holding
       Subsidiary of Dominion Energy Holding Cayman LDC
        and Dominion Energy Interamerican Holding LDC
Dominion do Brasil Ltda                        Brazil Richmond, Virginia
                                                      - Equity holding
            Subsidiary of Dominion do Brasil Ltda
DOMA                                           Brazil Gerusal - Bid
                                                      Company
                                             State of Location and
          Name                           Organization Nature of Business
Subsidiary of DEI Holding Cayman Company Limited, DEI Interamerican Holding
  Company Ltd and Dominion Energy Interamerican Holding LDC
Inversiones Dominion Bolivia S.A.             Bolivia Bolivia - Equity
                                                      holdings
Subsidiary of Dominion Energy, Inc. and Dominion Energy Peru Holdings, Inc.
Dominion Holdings Peru S.A.C.                    Peru Peru - Equity
                                                      holdings
         Subsidiary of Dominion Holdings Peru S.A.C.
Inversiones Dominion Peru S.A.                   Peru Peru - Equity
                                                      holdings
   Subsidiary of Dominion Storage, Inc. and Niton US, Inc.
Niton Hub Services Company                     Canada Alberta, Canada -
                                                      Gas storage
                                                      facilities
             Subsidiary of Dominion Elwood, Inc.
Elwood Energy LLC                            Delaware Elwood, Illinois -
                                                      Power generation in
                                                      the state of
                                                      Illinois
        Subsidiary of Dominion Elwood Marketing, Inc.
Elwood Marketing, LLC                        Delaware Elwood, Illinois -
                                                      Power marketing in
                                                      state of Illinois
            Subsidiary of Dominion San Jaun, Inc.
San Juan Partners, L.L.C.                       Texas Richmond, VA - Oil
                                                      and gas investments
Subsidiaries of Dominion Energy, Inc. and Dominion Cogen NY, Inc.
Middle Falls Limited Partnership             New York Glens Falls, New
                                                      York - Small Power
                                                      Producer
NYSD Limited Partnership                     New York Glens Falls, New
                                                      York - Small Power
                                                      Producer
Sissonville Limited Partnership              New York Glens Falls, New
                                                      York - Small Power
                                                      Producer
            Subsidiary of Dominion Cogen WV, Inc.
Morgantown Energy Associates            West Virginia Morgantown, WV -
                                                      Cogeneration
           Subsidiaries of Dominion Reserves, Inc.
Cypress Energy, Inc.                         Virginia Richmond, Virginia
                                                      - Oil/gas
                                                      development in
                                                      Louisiana
Dominion Appalachian Development, Inc.       Virginia Jane Lew, WV - Oil
                                                      and gas development
Dominion Appalachian Development             Virginia Jane Lew, West
          Properties, LLC                             Virginia - Oil and
                                                      gas development
Dominion Gas Processing MI, Inc.             Virginia Headquarters in
                                                      Richmond, Virginia
                                                      - Natural gas
                                                      processing in
                                                      Michigan
                                             State of Location and
          Name                           Organization Nature of Business
     Subsidiaries of Dominion Reserves, Inc. (continued)
Dominion Midwest Energy, Inc.                Michigan Grand Rapids,
                                                      Michigan - Oil and
                                                      gas development
Dominion Reserves Gulf Coast, Inc.           Virginia Richmond, Virginia
                                                      - Offshore
                                                      investments in oil
                                                      and gas
                                                      exploration/
                                                      drilling
Dominion Reserves - Indiana, Inc.            Virginia Indiana - Oil and
                                                      gas development
Great Lakes Compression, Inc.                Michigan Grand Rapids,
(DBA Great Lakes Oil Field Services Co.)              Michigan - Oil and
                                                      gas development
Great Lakes Energy Development, Inc.         Michigan Grand Rapids,
                                                      Michigan - Oil and
                                                      gas development
Wolverine Environmental Protection, Inc.     Michigan Grand Rapids,
                                                      Michigan - Oil and
                                                      gas development
       Subsidiary of Dominion Reserves - Indiana, Inc.
GTG Pipeline Corporation                     Virginia Corydon, Indiana -
                                                      Gas pipeline
      Subsidiary of Great Lakes Energy Development, Inc.
Wolverine Reserves, LLC                      Michigan Grand Rapids, MI -
                                                      Oil and gas
                                                      development
       Subsidiaries of Dominion Gas Processing MI, Inc.
Frederic HOF L.P.                            Virginia Gaylord, Michigan -
                                                      Natural gas
                                                      processing
Wilderness Energy, L.C.                      Michigan Gaylord, Michigan -
                                                      Natural gas
                                                      gathering and
                                                      processing
          Subsidiary of Wilderness Energy, L.C. and
               Dominion Gas Processing MI, Inc.
Wilderness Energy Services L.P.              Michigan Gaylord, Michigan -
                                                      Natural gas
                                                      gathering and
                                                      processing
           Subsidiaries of Dominion Generating S.A.
A. V. Holding S.A.                          Argentina Buenos Aires,
                                                      Argentina - Equity
                                                      holdings in
                                                      Argentina
Patagonia Holding, S.A.                     Argentina Buenos Aires,
                                                      Argentina - Equity
                                                      holdings in
                                                      Argentina

____________________________

          (*) For the fiscal year ended December 31, 1998, the revenues and income and net income of Dominion Capital, Inc. (Dominion Capital), Dominion Energy, Inc. (Dominion Energy) and their subsidiaries, as percentages of Dominion Resources' consolidated revenues and income and net income, are as follows:
                         Revenues and
                         income as % of    Net income as %
                         consolidated      of consolidated
    Dominion Capital       6.7%             11.0%
    Dominion Energy        6.3%             10.7%

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State, as of December 31, 1998 is as follows:

          Dominion Resources owns all of the issued and outstanding common stock of Virginia Electric and Power Company, a Virginia public service corporation. Virginia Power is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in a 30,000 square mile service area in Virginia and northeastern North Carolina and has generation, transmission and distribution facilities in each of those states. Virginia Power also owns a fuel pier that extends into navigable waters of Maryland and owns generation and transmission facilities located in West Virginia. In its service area it sells electricity to retail customers, including governmental agencies, and to wholesale customers such as rural electric cooperatives and municipalities. Virginia Power's service area comprises about 65% of Virginia's total land area, but accounts for over 80% of its population. Dominion Resources also owns, through its United Kingdom subsidiary, Dominion U.K. Holding, Inc., an 80% ownership interest in the Corby
Power Station, a 365 Mw natural gas fired facility located about 90 miles north of London. Dominion Capital owns, in accordance with a no-action letter from the SEC Office of Public Utility Regulation dated December 22, 1987, a limited partnership interest in Catalyst Old River Hydroelectric Limited Partnership, which is the lessee of a hydro facility in Louisiana. Dominion Energy has interests in various generation and small power production facilities in various states of the United States, but all of such facilities are Qualifying Facilities under the Public Utility Regulatory Policies Act or Exempt Wholesale Generators under the Public Utility Holding Company Act of 1935.
Dominion Energy has also purchased, through Exempt Wholesale Generators, interests in a gas-fired, diesel oil fueled and hydroelectric generating facilities in Argentina, Belize, Bolivia and Peru and operates these facilities through such Exempt Wholesale Generators. Dominion Reserves, Inc., a subsidiary of Dominion Energy is a participant in oil and natural gas development programs in Arkansas, Canada, the Gulf of Mexico, Kansas, Louisiana, Michigan, Nevada, Ohio, Oklahoma, Pennsylvania, South Dakota, Texas, Utah, West Virginia and Wyoming.

          A more detailed description of the properties of, and a discussion of the business of Dominion Resources and its subsidiaries, is found in the Annual Report on Form 10-K (File No. 1-8489) for the fiscal year ended
December 31, 1997 which is on file with the SEC and incorporated herein by this reference.

          3. The following information as of December 31, 1998 with respect to claimant and each of its subsidiary public utility companies is provided below:
      (a) Number of kwh of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.
      (b) Number of kwh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.
      (c) Number of kwh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
      (d) Number of kwh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                       Virginia Power
               Electric Energy Sales By State
           Twelve Months Ended December 31, 1998

                             Revenues
Description                   (000's)         (MWH/1000)

Retail
   Virginia                   $3,560,217       61,127.7
   North Carolina (b)            204,308        3,195.0

Total Retail                  $3,764,525       64,322.7

Wholesale
Alabama                             3,523       111.2
Arkansas                          399,394    11,433.5
Florida                             1,444        20.7
Georgia                                19         0.3
Illinios                           56,698     2,242.7
Indiana                             5,477       207.9
Kentucky                               16         1.0
Maryland                          508,740    17,670.7
Missouri                               33         2.0
New York                              548        19.2
North Carolina                     54,282     1,391.2
Ohio                              591,271    16,150.7
Pennsylvania                      329,540     9,361.4
South Carolina                        396        11.3
Tennessee                          64,482     1,819.8
Texas                             102,800     2,376.3

Total Wholesale Outside
   Virginia (c)                $2,118,663    62,820.1

Wholesale Virginia                199,620     4,750.0

Total Wholesale                 2,318,283    67,569.9

Total Electric Energy Sold (a) $6,082,808   131,892.6
____________
Notes refer to Item 3. categories.

                       Virginia Power
 Purchases of Electric Energy Outside the State of Virginia
           Twelve Months Ended December 31, 1998

                      Expenses            (MWH/1000)
States                 (000's)             Purchases

Alabama           $        363                9.4
Arkansas               386,939           11,502.6
Florida                  2,530               47.5
Georgia                     17                0.3
Illinios                158,877           5,264.6
Indiana                  88,324           2,661.1
Maryland                469,815          16,028.8
New York                    681              13.6
North Carolina           11,407             259.7
Ohio                    510,281          14,190.0
Pennsylvania            317,840           9,393.3
South Carolina               59               1.6
Tennessee                56,989           1,688.2
Texas                   104,463           3,126.2

Total (d)            $2,108,585          64,186.9
____________
Notes refer to Item 3. categories.

                       Virginia Power
                 Natural Gas Sales By State
           Twelve Months Ended December 31, 1998


                       Retail Natural Gas Sales  Wholesale Natural Gas Sales
                       ________________________  ___________________________

                         Revenues   (MCF/1000)   Revenues  (MCF/1000)
State                     (000's)    Sales        (000's)     Sales

Alabama                                               $8         3.5
Delaware                                             397       164.0
Georgia                                              136        57.0
Illinois                     $318      148.0      20,046     9,010.0
Indiana                                               44        19.8
Kentucky                       15        2.1       1,212       486.0
Lousianna                     169       81.0      69,640    32,473.0
Maryland                    1,316      544.5       9,803     3,211.9
Michigan                    1,054      445.0         376       170.0
Mississippi                   229      103.1
North Carolina                442      175.8         629       260.1
New Jersey                                           958       309.7
New York                                          20,380     8,395.1
Ohio                          698      245.9       8,492     3,525.5
Pennsylvania                2,845    1,213.3       9,312     3,334.6
Pool(*)                                          424,039   184,274.6
Wisconsin                   1,212      503.4         714       363.4
West Virginia                  78       29.2       9,470     3,412.5

Natural Gas Sold
  Outside the State
  of Virginia (b) (c)       8,376    3,491.3     $575,656   249,470.7

Retail Sales of Gas
  in Virginia              19,922    7,424.5

Natural Gas Sold
   at Retail (a)          $28,298   10,915.8

___________
Notes refer to Item 3. categories.

(*)Represents sales of gas through various pools located in multi-state areas.

                        Virginia Power
    Purchases of Natural Gas Outside the State of Virginia
            Twelve Months Ended December 31, 1998

                           Expenses         (MCF/1000)
State                       (000's)          Purchases

Alabama                        $140             58.0
Georgia                           8              3.4
Illinois                     20,746          9,172.6
Indiana                          43             19.8
Kentucky                      1,971            965.9
Lousianna                    79,453         37,305.2
Maryland                        929            379.8
Michigan                      1,011            475.1
North Carolina                  100             39.2
New York                     21,729          8,009.6
Ohio                         28,210         12,903.3
Pennsylvania                 14,619          6,256.8
Pool(*)                     487,264        214,795.1
Virginia
Wisconsin                     1,563            741.9
West Virginia                 9,837          4,382.0

   Total (d)               $667,623        295,507.7
____________
Notes refer to Item 3. categories.

(*)Represents gas purchased through various pools located in multi-state areas.

   4. The following information as of December 31, 1998 with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

   (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

1. Name:   Belize Electric Company Limited

           Location:    The facility is located on the Macal River in Cayo
                        District, Belize, Central America.

           Business Address: Belize Electric Company Limited
                             P. O. Box 87, San Ignacio Town
                             Cayo District, Belize, C.A.

Description:   This 25.2 Mw hydroelectric facility is located in
               western Belize, C.A. on the Macal River. The project consists of a diversion dam, a 2.5 mile power tunnel, and a powerhouse which contains three 8,400 Kw turbine generators. The diversion dam impounds sufficient water to allow daily regulation.

2.         Name:  Hidroelectrica Cerros Colorados Power Plant

           Location:    The facility is located 50 miles west of the city of
                        Neuquen on the Neuquen River in Neuquen Province,
                        Argentina.

           Business Address: Hidroelectrica Cerros Colorados S.A.
                             Leandro N. Alem 690
                             Piso 12
                             Buenos Aires, Argentina

           Description:      This hydroelectric generating facility has a
                             nominal power production capacity of 450 Mw. It consists of two 225 Mw turbogenerators with associated equipment and five dams. The generating plant dam is earthen-filled, and the other four dams consist of one earthen-filled diversion structure, two earthen-filled flow regulating structures and one concrete flow regulating structure.

3.         Name:  Central Termica Alto Valle Power Plant

           Location:    The facility is located in the city of Neuquen,
                        Argentina.

           Business Address: Central Termica Alto Valle S.A.
                             Leandro N. Alem 690
                             Piso 12
                             Buenos Aires, Agentina.

           Description: The Alto Valle Station has a nominal power production capacity of 98 Mw. The Station consists of five turbines: two 15 Mw steam turbines, one 18 Mw gas turbine and two 25 Mw gas turbines. The Station is interconnected with Compania Administradora del Mercado Mayorista Electrico Sociedad Anonima, which is the Argentine spot market for electric energy, by four transmission lines.

4.         Name: Empresa Electrica Corani S.A.

           Location:    The facility is located 50 miles northeast of the city
                        of Cochabamba, Bolivia.

           Business Address: Empresa Electrica Corani S.A.
                             Av. Oquendo N-0654
                             Las Torres Sofer I, Piso 9
                             Cochabamba, Bolivia

           Description: These hydroelectric generating facilities have a nominal power production capacity of 126 Mw. The facilities consist of a 72 Mw hydroelectric generating station consisting of four 18 Mw turbogenerators and related structures and a 54 Mw hydroelectric generating station consisting of four 13.5 Mw turbogenerators and related structures. The facilities also include a mixed earthen and rock-filled dam creating the Corani Reservoir from the waters of the Corani, Malaga and Candilaria Rivers. The facilities are interconnected with the Systema Interconectado National, the Bolivian wholesale transmission grid.

5.         Name:  EGENOR S.A.

           Location:    The eight generating facilities are located in the
                        northern portion of Peru.

           Business address: EGENOR S.A.
                             Av. Pardo y Aliaga 699
                             Piso 4
                             San Isidro
                             Lima, Peru

           Description: These 450 Mw generating facilities consist of two run
                        -of-river hydroelectric stations with reinforced concrete dams with an aggregate nameplate capacity of 270 Mw, and six other facilities with an aggregate nominal power production of 180 Mw consisting of diesel generators and combustion turbines. All facilities are interconnected with the Systemn Interconectado Centra Norte, the Peruvian wholesale transmission grid.

6.         Name:  Kincaid Generation, L.L.C.

           Location:      4 miles west of Kincaid, Illinois on Route 104

           Business Address: P. O. Box 260
                             Kincaid, IL  62540-0260

           Description:   This 1,108 Mw facility consists of two 554Mw
                          generating units, two main power transformers, system auxiliary transformers, unit auxiliary transformers, coal handling and unloading facilities, equipment and ancillary structures.
                          This facility is interconnected to Commonwealth
                          Edison Company's transmission system.

7.         Name:  Dominion Energy Services Company, Inc.

           Location:    Richmond, Virginia

           Business Address: P. O. Box 26532
                             Richmond, VA  23261

           Description: This entity does not own any facilities.  Instead it acts as the operator for certain "eligible facilities" including those owned by Morgantown Energy Associates, Belize Electric Company Limited and Kincaid Generation, L.L.C.

8.         Name: Corby Power Ltd.

           Location:    Corby, United Kingdom

           Business Address: Mitchell Road, Phoenix Parkway
                             Corby, Northants
                             NN175QT United Kingdom

           Description: This facility is located on a 7.1 hectare site in
                        Corby, Northampshire, England. The facility consists of two 110 Mw GE 9161E gas turbines, three Bursh Electrical Machine Ltd. Generators, a 114 Mw GEC Alsthom steam turbine and a Gesellschaft Elektrishefither Analgen air-cooled condenser. The facility is interconnected to the transmission system of East Midlands Electricity, plc, via a 132 kV transmission line which is not owned by Corby.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

     Name                Description of Interest Held

Dominion Resources, Inc. 100% Ownership of Dominion Energy,
                         Inc.

Dominion Energy, Inc.    100% ownership interest in Dominion
                         Generating S.A.

                         100% ownership interest in Dominion
                         Energy Central America, Inc.

                         100% ownership interest in Dominion
                         Energy Peru Holdings, Inc.

                         100% ownership interest in Dominion
                         Energy Services Company, Inc. EWG#
                         95-28-000.

                         100% ownership interest in Dominion
                         Kincaid, Inc.

Dominion Kincaid, Inc.   99% ownership interest in Kincaid Generation,
                         L.L.C. EWG# EG-97-50-000.  (Remaining
                         1% owned by Dominion Energy, Inc.)

                         100% ownership interest in Dominion
                         Management Argentina S.A., EWG#
                         EG93-60-000 and EWG# EG93-53-000.

                         100% ownership interest in Inversiones
                         Dominion Bolivia S.A.

                         99% ownership interest in Dominion
                         Holdings Peru S.A.C. (Remaining 1%
                         owned by Dominion Energy Peru
                         Holdings, Inc.)

Dominion Holdings Peru S.A.C.  51% ownership interest in Inversiones
                               Dominion Peru S.A.

Dominion Generating S.A. 100% ownership interest in Patagonia
                         Holding S.A.

                         60% ownership interest in A.V. Holding
                         S.A.

Dominion Energy Central  95% ownership interest in Belize
 America, Inc.           Electric Company Limited, EWG#
                         EG93-45-000.

Dominion U.K. Holding, Inc.   80% ownership interest in Corby Power
                              Ltd. EWG# EG-97-83-000.

Patagonia Holding S.A.   98% ownership interest in
                         Hidroelectrica Cerros Colorados S.A.,
                         EWG# EG93-58-000.

A.V. Holding S.A.        90% ownership interest in Central
                         Termica Alto Valle S.A., EWG#
                         EG93-93-000.

Inversiones Dominion     50% ownership interest in Empresa
           Bolivia S.A.  Electrica Corani S.A. EWG# EG95-59-000

Inversiones Dominion Peru S.A.    60% ownership interest in EGENOR S.A.
                                  EWG# EG96-79-000

           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Kincaid Financing/Dominion Resources Obligations

Dominion Resources has the following obligations associated with the financing of Kincaid Generation, LLC (Kincaid):
                (a) Backstop Equity Subscription Agreement where Dominion Resources is required to, in certain circumstances, contribute equity contributions of up to approximately $100 million and, if it elects, debt service reserve account equity contributions expected to be in place by March 1, 2000;
                (b) Backstop Cash Management Agreement where Dominion Resources is obligated to restore any advances or loans from Kincaid to Dominion Energy that Dominion Energy fails to pay back; and
                (c) Liquidity Support Agreement-Power Purchase Agreement where Dominion Resources provides liquidity support in the amount of $17 million for a Dominion Energy corporate guaranty that ensures the timely performance by Kincaid of its obligations to deliver electric energy to Commonwealth Edison under the Power Purchase Agreement.

                   DOMINION RESOURCES, INC.
               ANALYSIS OF FOREIGN INVESTMENTS
                   AS OF DECEMBER 31, 1998
                             US$
                                                       DOMINION RESOURCES
                                                            INVESTMENT
            TYPE INVESTMENT AMOUNT    DIRECT/INDIRECT
                                          (Thousands)
Dominion Energy, Inc.
          Belize  Projects:
            Stock                          $ 15,760          Indirect
            Debt                             22,119          Indirect
                                             37,879
          Argentine Projects:
            Stock                           100,258          Indirect
            Debt                             29,057          Indirect
            Letter-of-Credit(*)              10,000          Indirect
                                            139,315
          Bolivian Projects:
            Stock                            59,173          Indirect

          Peru Projects:
            Stock                           116,402          Indirect

Dominion U.K. Holding, Inc.
          Corby Power Limited
            Stock                            38,477          Indirect


____________
          (*) The Letter-of-Credit is a Dominion Energy guarantee of debt for the Central Termica Alto Valle Project.

          (d) Capitalization and earnings of the EWG or foreign utility company as of December 31, 1998.

                                            (Thousands)
    Capitalization:
           Central Termica Alto Valle S.A.:
           Stock                              $11,013
           Letter-of-Credit                    10,000
           Debt                                29,057
                                               48,800
                                               ======
    Hidroelectrica Cerros Colorados S.A.:
           Stock                              113,265
                                               ======
    Belize Electric Company Limited:
           Stock                               12,730
           Debt Due Dominion Energy            22,119
                                               34,849
                                              =======
    Empresa Electrica Corani S.A.:
           Stock                               45,913
                                               ======
    EGENOR S.A.:
           Stock                               84,790
                                               ======
    Corby Power Limited
           Stock                              $69,854
                                               ======
    Earnings:
       Central Termica Alto Valle S.A.        $  (489)
       Hidroelectrica Cerros Colorados S.A.     2,089
       Dominion Management Argentina S.A.         547
       Belize Electric Company Limited          2,749
       Empresa Electrica Corani S.A.            4,751
       EGENOR S.A.                              8,622
       Corby Power                             10,294

            (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

            1. Dominion Energy has a support services contract with Dominion Management Argentina S.A. (Manager) dated December 1, 1993 to provide personnel, supervision, technical expertise and other services as Manager may request from time to time for the purpose of assisting Manager to fulfill its obligation to Central Termica Alto Valle S.A. and Hidroelectrica Cerros Colorados S.A. Dominion Energy is reimbursed for costs associated with services it provides.

            2. Dominion Management Argentina S.A. (DMASA) has a contract with Central Termica Alto Valle S.A. (CTAV) dated August 26, 1992 to provide the management of operations and maintenance for the Central Termica Alto Valle Plant. In addition, DMASA is reimbursed for the cost it incurs associated with fulfilling its obligations under this contract. DMASA receives a management fee of 2% of the gross revenue of the energy sales from the facility. Operations and maintenance costs are paid by CTAV.

    3.  DMASA has a contract with Hidroelectrica Cerros Colorados S.A.
(HCC) dated September 1, 1993 to provide management of operations and maintenance for the Hidroelectrica Cerros Colorados Plant. DMASA receives a management fee of 1.5% of the gross revenue from the sale of energy from the facility. Operations and maintenance costs are paid by HCC.

    4. Dominion Energy Services Company, Inc. (DESCO), a wholly-owned subsidiary of Dominion Energy has a contract, dated January 1, 1994, to provide the management, operation and maintenance services to Belize Electric Company Limited. DESCO will be reimbursed for the costs it incurs related to this obligation and be paid a fee equal to 2% of gross revenue from the sale of energy from the facility.

    5. Inversiones Dominion Bolivia S.A. (IDB), a wholly owned subsidiary of Dominion Energy and Empresa Electrica Corani S.A. have entered into an agreement (the Corani Agreement), effective August 1, 1995, as amended, pursuant to which IDB provides management services to Empresa Electrica Corani S.A. for a quarterly fee of $10,286. Dominion Energy and IDB have entered into an agreement, effective September 1, 1996, pursuant to which Dominion Energy provides support to IDB for the performance of IDB's obligations under the Corani Agreement for a quarterly fee of $10,286.

            6. DESCO has a contract dated February 27, 1998, to provide operation, maintenance and management services to Kincaid Generation, L.L.C. DESCO will be reimbursed for the costs it incurs related to this obligation (subject to the approval of such costs through the annual budget or otherwise). In addition, DESCO will received an annual operating fee of $2,000,000, adjusted annually throughout the twenty-five year term of the agreement to reflect inflation.

            7. Dominion Energy Construction Company (DECCO), a wholly-owned subsidiary of Dominion Energy, has a contract dated February 27, 1998, with Kincaid Generation, L.L.C. for engineering, procurement, construction and installation services related to certain capital improvements at the Kincaid Station. The amount payable for the work under such contract is fixed at $98,917,000, subject to adjustment via approved changes under the agreement. DESCO has also made certain schedule and performance guarantees under such agreement which are both subject to specified liquidated damages if they are not met.

            8. DESCO has a contract dated September 15, 1989, to provide operating and maintenance services to Morgantown Energy Associates, a qualifying facility exclusively selling at wholesale in which Dominion Cogen WV, Inc. (a wholly-owned subsidiary of Dominion Energy) is a 50% general partner. DESCO will be reimbursed for all costs it incurs related to this obligation (subject to the approval of such costs through the annual budget or otherwise). In addition, DESCO will receive a quarterly fee of $122,000 (as escalated to reflect inflation). Finally, an incentive bonus mechanism is set forth in the agreement.

                          EXHIBIT A

       A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (1998), together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, are submitted as Exhibit A hereto.

       The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 26th day of February 1999.

                                         DOMINION RESOURCES, INC.


                                         BY:    /s/JAMES L. TRUEHEART
                                                 James L. Trueheart
                                                 Senior Vice President and
                                                 Controller

Corporate Seal
Attest:


BY: /s/PATRICIA A. WILKERSON
       Patricia A. Wilkerson
       Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

James L. Trueheart, Senior Vice President and Controller
________________________________________________________________
     (Name)                          (Title)


     120 Tredegar Street
     P. O. Box 26532
     Richmond, Virginia 23261-6532

                                                                                                    Exhibit A page 1 of 16
DOMINION RESOURCES, INC. CONSOLIDATING STATEMENT OF INCOME
YEAR-TO-DATE ENDED DECEMBER 31, 1998 (thousands)
                                 CONSOLIDATED
                                 DRI HOLDING                       VIRGINIA    INTERCO.     DRI
                                 COMPANY         DCI       DEI     POWER       ELIM.       CONSOLIDATED
OPERATING REVENUES AND INCOME
        Virginia Power                                              $4,284,599              $4,284,599
        East Midlands             1,009,471                                                  1,009,471
        Nonutility                               409,142   382,970                             792,112
Total operating revenues & income 1,009,471      409,142   382,970   4,284,599               6,086,182
OPERATING EXPENSES
  Fuel, net                                                            953,478                 953,478
  Purchased power capacity, net                                        805,995                 805,995
  Impairment  of regulatory assets                                     158,644                 158,644
  Supply & distribution-
     East Midlands                 654,894                                                     654,894
  Other operation and maintenance  166,374       169,731  190,779       854,317              1,381,201
  Depreciation, depletion & amort   81,820        25,223   90,758       536,409                734,210
  Other taxes                        1,025         3,732   11,830       289,983                306,570
Total operating expenses           904,113       198,686  293,367     3,598,826        -     4,994,992
Operating income                   105,358       210,456   89,603       685,773        -     1,091,190
OTHER INCOME AND EXPENSES
  Gain on sale of East Midlands    332,340                                                     332,340
  Other                             68,025                 27,349        18,019   (20,206)      93,187
Total other income                 400,365          -      27,349        18,019   (20,206)     425,527
Income before fixed charges,
  income taxes, & minority
  interests                        505,723      210,456  116,952        703,792   (20,206)   1,516,717
FIXED CHARGES
 Interest charges, net             129,217      121,149   46,787        305,754   (20,206)     582,701
  Preferred dividends of Va. Power                                       35,783                 35,783
  Distributions-pref. securities
        of sub. trusts              18,462                               10,868                 29,330
Total fixed charges                147,679      121,149   46,787        352,405   (20,206)     647,814
Income before provision for
  income taxes & minority
  interests                        358,044       89,307   70,165        351,387                868,903
Provision for income taxes         130,763       30,615  (12,719)       157,297                305,956
Minority interests                   1,626                25,758                                27,384
Net income                        $225,655      $58,692  $57,126       $194,090        $0     $535,563
/TABLE

                                                                 Exhibit A page 2 of 16
DOMINION RESOURCES, INC. CONSOLIDATING STATEMENT OF RETAINED EARNINGS
YEAR-TO-DATE ENDED DECEMBER 31, 1998
(thousands)
                                CONSOLIDATED
                                DRI HOLDING                     VIRGINIA     INTERCO.     DRI
                                COMPANY      DCI        DEI      POWER       ELIM.       CONSOLIDATED

Retained Earnings at
  January 1, 1998               $1,361,191  $51,539   $49,190  $1,361,765   ($1,469,649) $1,354,036
Net Income                         535,563   58,692    57,126     194,090      (309,908)    535,563
Dividends and other adjustments  (504,556) (54,590)  (48,133)    (377,408)      481,510   (503,177)
Retained Earnings at
  December 31, 1998             $1,392,198  $55,641   $58,183   $1,178,447  ($1,298,047) $1,386,422
/TABLE

                                                                 Exhibit A page 3 of 16
DOMINION RESOURCES, INC., CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998 (thousands)
                                 CONSOLIDATED
                                 DRI HOLDING                     VIRGINIA INTERCO.         DRI
     ASSETS                       COMPANY      DCI       DEI      POWER    ELIMIN.     CONSOLIDATED
Current
 Cash                                  $323   $106,104 $118,623  $27,584              $252,634
 Temporary investments              150,931                       22,000               172,931
 Trading securities                                772                                     772
 Customer accounts receivable, net                                492,551              492,551
 Other accounts receivable            9,999     11,339  166,417    76,163   (7,479)    256,439
 Accrued unbilled revenues                                        285,292              285,292
 Accrued taxes                          922               5,229                 680      6,831
 Materials & supplies:
  Plant and general                                               141,972              141,972
  Fossil fuel                                                      95,041               95,041
  Mortgage loans in warehouse                  140,348                                 140,348
  Notes receivable                               1,633    2,323                          3,956
  Deferred income taxes                                            54,442                54,442
  Commodity contract assets                                       179,754               179,754
  Other                              11,127     62,311   38,070    95,458    (4,630)    202,336
                                    173,302    322,507  330,662 1,470,257   (11,429)  2,285,299

Investments
  Investment in affiliates and
   partnerships                   5,119,882    203,278 140,336           (5,081,405)    382,091
  Inter-company advances            446,533                               (446,533)          0
  Available for sale securities                500,043                                 500,043
  Nuclear decommissioning trust funds                            705,134               705,134
  Loans receivable                           1,686,548                               1,686,548
  Notes receivable                              16,234  15,168                          31,402
  Investment in real estate                     93,926                                  93,926
  Other                               1,571     88,815  95,470    45,598               231,454
                                  5,567,986  2,588,844 250,974   750,732(5,527,938)  3,630,598
Property, Plant and Equipment
  Utility plant & nuclear fuel                                16,023,569            16,023,569
  Nonutility property                41,332   52,589 1,990,865              (2,398)  2,082,388
  Less accumulated depreciation
   and amortization                  14,825   16,665   496,200 6,941,627             7,469,317
                                     26,507   35,924 1,494,665 9,081,942    (2,398) 10,636,640
/TABLE

                                                                 Exhibit A page 4 of 16
DOMINION RESOURCES, INC., CONSOLIDATING BALANCE SHEET, DECEMBER 31, 1998 (thousands)
                                 CONSOLIDATED
                                 DRI HOLDING                     VIRGINIA   INTERCO.      DRI
     ASSETS                      COMPANY      DCI      DEI       POWER      ELIMIN.      CONSOLIDATED
Deferred Charges & Other Assets
 Regulatory assets                                                  620,056                  620,056
 Goodwill                          39,229     82,523     28,209                              149,961
 Commodity contract assets                                           17,473                   17,473
 Unamortized debt issuance cost    15,181                            28,479                   43,660
 Other                              3,034     83,739     50,687      16,015     (20,127)     133,348
                                   57,444    166,262     78,896     682,023     (20,127)     964,498

TOTAL ASSETS                   $5,825,239 $3,113,537 $2,155,197 $11,984,954 ($5,561,892) $17,517,035

                                                                 Exhibit A page 5 of 16
DOMINION RESOURCES, INC., CONSOLIDATING BALANCE SHEET, DECEMBER 31, 1998 (thousands)
                              CONSOLIDATED
                                       DRI
LIABILITIES AND                    HOLDING                       VIRGINIA  INTERCO.          DRI
STOCKHOLDERS' EQUITY               COMPANY    DCI       DEI       POWER      ELIMIN. CONSOLIDATED
Current
  Securities due within one year   $1,265 $1,298,546   $2,486     $320,984            $1,623,281
  Short-term debt                       0              79,134      221,714               300,848
  Accounts payable, trade          15,602      8,018  115,867      566,534   (7,479)     698,542
  Accrued interest                    734     12,878    7,509       93,784   (5,811)     109,094
  Accrued taxes                   117,918               9,336       48,093               175,347
  Customer deposits                                                 45,868                45,868
  Commodity contract liabilities                                   265,844               265,844
  Accrued payroll                                                   79,001                79,001
  Other                            25,862     20,842   43,754      132,795   (2,436)     220,817
                                  161,381  1,340,284  258,086    1,774,617  (15,726)   3,518,642
Long-Term Debt
  Inter-company borrowings                   315,405  131,128              (446,533)           0
  Virginia Power                                                 3,464,719             3,464,719
  Dominion U.K.                    55,610                                                 55,610
  Nonrecourse-nonregulated         17,326    712,800  817,298                          1,547,424
  Other                             3,098                                                  3,098
                                   76,034  1,028,205  948,426    3,464,719 (446,533)   5,070,851
Deferred Credits & Other Liabilities
  Deferred income taxes            12,090     82,284  133,182    1,563,645    1,330    1,792,531
  Investment tax credits                                           221,433               221,433
  Capital lease, noncurrent                                         25,701  (18,661)       7,040
  Commodity contract liabilities                                    16,347                16,347
  Other                             4,066      7,189   18,024      161,737   (1,649)     189,367
                                   16,156     89,473  151,206    1,988,863  (18,980)   2,226,718
  Minority interest                            4,082  306,836                            310,918
Preferred Stock Subject
 To Mandatory Redemption                                           180,000               180,000
Preferred Stock Not Subject
 To Mandatory Redemption                                           509,014               509,014
Preferred Securities
    of Subsidiary Trusts          250,000                          135,000               385,000

                                                                 Exhibit A page 6 of 16
DOMINION RESOURCES, INC., CONSOLIDATING BALANCE SHEET, DECEMBER 31, 1998 (thousands)
                              CONSOLIDATED
                                       DRI
LIABILITIES AND                    HOLDING                        VIRGINIA  INTERCO.          DRI
STOCKHOLDERS' EQUITY               COMPANY        DCI      DEI     POWER     ELIMIN.      CONSOLIDATED
Stockholders' Equity
  Common stock                  3,933,348          8        208   2,737,407  (2,737,623)   3,933,348
  Other paid-in capital            16,226    593,533    456,371      16,887  (1,066,791)      16,226
  Accumulated other
     comprehensive income         (20,104)     2,311    (24,119)                 21,808     (20,104)
  Retained earnings             1,392,198     55,641     58,183   1,178,447  (1,298,047)   1,386,422

                                5,321,668    651,493    490,643   3,932,741  (5,080,653)   5,315,892
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY           $5,825,239 $3,113,537 $2,155,197 $11,984,954 ($5,561,892) $17,517,035

                                                                 Exhibit A page 7 of 16
DOMINION RESOURCES, INC. HOLDING COMPANY
CONSOLIDATING STATEMENT OF INCOME
YEAR-TO-DATE ENDED DECEMBER 31, 1998
($thousands)
                                                                                   CONSOLIDATED
                                               DRI                                          DRI
                                           HOLDING       DOMINION   INTERCO.            HOLDING
                                           COMPANY            UK       ELIM.            COMPANY
OPERATING REVENUES AND INCOME
  East Midlands                                       $1,009,471                     $1,009,471
  Nonutility                                                                                  0
Total operating revenues and income           -        1,009,471         -            1,009,471

OPERATING EXPENSES
  Supply and distribution - East Midlands                654,894                        654,894
  Other operation and maintenance           8,059        158,315                        166,374
  Depreciation, depletion & amortization    2,599         79,221                         81,820
  Other taxes                               1,025                                         1,025
Total operating expenses                   11,683        892,430         -              904,113

Operating income                          (11,683)       117,041         -              105,358

OTHER INCOME AND EXPENSES
  Gain on sale of East Midlands           (32,074)       364,414                        332,340
  Other                                    33,684         49,527     (15,186)            68,025
Total other income                          1,610        413,941     (15,186)           400,365

Income before fixed charges, income taxes,
   and minority interests                 (10,073)       530,982     (15,186)           505,723

FIXED CHARGES
  Interest charges, net                    35,533        108,870     (15,186)           129,217
  Distributions-pref. securities
        of sub. trust                      18,462                                        18,462
Total fixed charges                        53,995        108,870     (15,186)           147,679

                                                                 Exhibit A page 8 of 16
DOMINION RESOURCES, INC. HOLDING COMPANY
CONSOLIDATING STATEMENT OF INCOME
YEAR-TO-DATE ENDED  DECEMBER 31, 1998
($thousands)
                                            DRI                                 CONSOLIDATED
                                        HOLDING       DOMINION    INTERCO.       DRI HOLDING
                                        COMPANY            UK     ELIM.              COMPANY
Income before provision for
  income taxes & minority interests    (64,068)       422,112           -           358,044

Provision for income taxes               6,728        124,035                       130,763

Minority interests                                      1,626                         1,626

Net income                            ($70,796)      $296,451            $0        $225,655

Retained Earnings at
   January 1, 1998                  $1,360,384      ($116,644)     $117,451      $1,361,191
Net Income                             535,563        296,451      (296,451)        535,563
Dividends and other adjustments       (504,556)      (241,991)      241,991        (504,556)
Retained Earnings at
   December 31, 1998                $1,391,391       ($62,184)      $62,991      $1,392,198

                                                                 Exhibit A page 9 of 16
DOMINION RESOURCES, INC. HOLDING COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
(thousands)
                                                                                CONSOLIDATED
                                            DRI                                          DRI
                                        HOLDING       DOMINION   INTERCO.            HOLDING
     ASSETS                             COMPANY             UK   ELIMIN.             COMPANY
Current
     Cash                                    $275            $48                           $323
     Temporary investments                 70,404         80,527                        150,931
     Other accounts receivable             47,814          1,102     (38,917)             9,999
     Accrued taxes                                           922                            922
     Deferred income taxes                                                                    0
     Other                                 16,588                     (5,461)            11,127
                                          135,081         82,599     (44,378)           173,302
Investments
  Investment in affiliates
     and partnerships                   5,045,910         38,477      35,495          5,119,882
  Inter-company advances                  446,533            860        (860)           446,533
  Other                                                    1,571                          1,571
                                        5,494,014         39,337      34,635          5,567,986
Property, Plant and Equipment
  Nonutility property                      41,332                                        41,332
  Less accumulated depreciation
   and amortization                        14,825                                        14,825
                                           26,507              0           0             26,507
Deferred Charges & Other Assets

 Goodwill                                                 39,229                         39,229
 Unamortized debt issuance cost            15,181                                        15,181
 Other                                                     3,034                          3,034

                                           18,215         39,229           0             57,444

TOTAL ASSETS                           $5,673,817       $161,165     ($9,743)        $5,825,239

                                                                   Exhibit A page 10 of 16
DOMINION RESOURCES, INC. HOLDING COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
(thousands)

                                            DRI                                 CONSOLIDATED
LIABILITIES AND                         HOLDING       DOMINION   INTERCO.        DRI HOLDING
STOCKHOLDERS' EQUITY                    COMPANY             UK   ELIMIN.             COMPANY
Current
  Securities due within one year        $1,265                                       $1,265
  Accounts payable, trade               16,923         23,700      (25,021)          15,602
  Accrued interest                       1,682            734       (1,682)             734
  Accrued taxes                         27,974         89,944                       117,918
  Other                                 24,393          6,108       (4,639)          25,862
                                        72,237        120,486      (31,342)         161,381
Long-Term Debt
  Dominion U.K.                                        55,610                        55,610
  Nonrecourse-nonregulated              17,326                                       17,326
  Other                                  3,098                                        3,098
                                        20,424         55,610            0           76,034

Deferred Credits and Other Liabilities
  Deferred income taxes                  5,422          6,668                        12,090
  Other                                  4,066                                        4,066
                                         9,488          6,668            0           16,156

Preferred Securities of Subsidiary Trust              250,000                                         250,000

Stockholders' Equity
  Common stock                       3,933,348                                    3,933,348
  Other paid-in capital                 16,226         38,881      (38,881)          16,226
  Accumulated other comprehensive income              (20,104)       1,704           (1,704)          (20,104)
  Retained earnings                  1,392,198        (62,184)      62,184        1,392,198

                                     5,321,668        (21,599)      21,599        5,321,668
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                $5,673,817       $161,165      ($9,743)      $5,825,239

                                                                 Exhibit A page 11 of 16
DOMINION ENERGY, INC.
CONSOLIDATING INCOME STATEMENT
YEAR-TO-DATE ENDED DECEMBER 31, 1998
(thousands)
                                                 COMBINED  COMBINED  COMBINED               CONSOLIDATED
                                       DOMINION  DOMESTIC  FOREIGN   OIL AND                   DOMINION
                                        ENERGY    COGEN    COGEN     GAS      ELIMINATIONS     ENERGY
Revenues:                               $78,132  $81,972  $132,460  $164,361     $(73,955) $382,970
                                         78,132   81,972   132,460   164,361      (73,955)  382,970

Operating Expenses:
Operating expenses                                18,787    43,142    62,432         (940)  123,421
Contractual services                      1,217    1,982       906                            4,105
Administrative and general               20,556   13,765    11,318    17,432                 63,071
Depreciation and amortization               719    4,793    25,597    59,649                 90,758
Total Operating Expenses                 22,492   39,327    80,963   139,513         (940)  281,355
Operating Income                         55,640   42,645    51,497    24,848      (73,015)  101,615

Other Income (Expenses):
Interest charges                       (27,032) (11,285)  (14,005)  (15,454)       20,989   (46,787)
Other income                             18,526   11,468    13,876    3,139       (19,842)   27,167
Other expenses                                                                                  -
Other taxes                               (652)  (1,546)   (3,966)   (5,666)                (11,830)
                                        (9,158)  (1,363)   (4,095)  (17,981)        1,147   (31,450)

Income before provision for income taxes 46,482   41,282    47,402    6,867       (71,868)   70,165
Provision for income taxes             (10,644)   15,293     4,921  (22,289)                (12,719)
Minority interest                                    228    20,487      176         4,867    25,758
Net income                              $57,126  $25,761   $21,994  $28,980      $(76,735)  $57,126

Retained earnings at Jan 1, 1998        $49,190  $17,000   $60,297 $121,373     $(198,670)  $49,190
Net income                               57,126   25,761    21,994   28,980       (76,735)   57,126
Dividends                              (47,906)  (6,125)            (20,455)       26,580   (47,906)
Other                                              (227)     (565)    80,301                (79,736)     (227)
Retained earnings at Dec 31, 1998       $58,183  $36,071  $162,592 $129,898     $(328,561)  $58,183

                                                                 Exhibit A page 12 of 16
DOMINION ENERGY, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
(thousands)
                                                      COMBINED  COMBINED  COMBINED           CONSOLIDATED
                                         DOMINION     DOMESTIC   FOREIGN   OIL AND               DOMINION
     ASSETS                                ENERGY       COGEN     COGEN       GAS      ELIM.      ENERGY
Current Assets
Cash and cash equivalents                   $8,677      $(265)  $102,722    $7,489               $118,623
Accounts receivable                         22,451      22,837    30,440   118,555   (20,314)     173,969
Natural gas advances                                                         6,294                  6,294
Inventory                                                3,304     8,375     3,722                 15,401
Other                                        5,455       1,052     6,156     5,861    (2,149)      16,375
                                            36,583      26,928   147,693   141,921   (22,463)     330,662

Investments
Investment in subsidiaries                 652,199          -         -         -   (652,199)
Investment in unconsolidated entities       82,617      39,922        -     17,797                140,336
Intercompany advances                      220,267      33,275               7,520  (245,894)      15,168
Other                                          182      60,155    33,851     1,282                 95,470
                                           955,265     133,352    33,851    26,599  (898,093)     250,974

Properties, Plant and Equipment              1,864     273,405   931,501   784,095              1,990,865
Less:  accumulated dep, depl and amort         770       4,501   255,112   235,817                496,200
                                             1,094     268,904   676,389   548,278              1,494,665

Deferred Charges and Other Assets
Other                                        9,525       7,105    39,264    23,002                 78,896
                                             9,525       7,105    39,264    23,002                 78,896

Total assets                            $1,002,467    $436,289  $897,197  $739,800 $(920,556)  $2,155,197

                                                                 Exhibit A page 13 of 16
DOMINION ENERGY, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
(thousands)
                                                   COMBINED   COMBINED COMBINED           CONSOLIDATED
                                      DOMINION     DOMESTIC    FOREIGN  OIL AND               DOMINION
  LIABILITIES                           ENERGY        COGEN      COGEN      GAS    ELIM.        ENERGY
Current Liabilities
Accounts payable                         2,361       11,462      3,980  100,465    (2,401)     115,867
Short-term debt                                                 97,136            (18,002)      79,134
Securities due within one year                                   2,486                           2,486
Accrued interest                         4,810        1,013      4,620     519     (3,453)       7,509
Accrued taxes                          (4,740)        3,440     11,639  (1,003)                  9,336
Other                                    4,958       25,644      7,419   5,733      43,754
                                         7,389       41,559    127,280  105,714   (23,856)     258,086

Long-term Debt
Intercompany borrowings                169,780      (7,876)     38,055  192,054  (260,646)     131,367
Other                                  290,000     265,000     120,337  141,722                817,059
                                       459,780     257,124     158,392  333,776  (260,646)     948,426

Deferred Credits and Other Liab
Deferred income taxes                   44,284       13,125    (6,304)   82,077                133,182
Other                                      371        1,473       515    15,665                 18,024
                                        44,655       14,598    (5,789)   97,742                151,206

Total liabilities                      511,824      313,281    279,883  537,232  (284,502)   1,357,718

Minority interest                                      208     289,592    1,100     15,936     306,836

COMMON STOCKHOLDER'S EQUITY
Common stock                              208        35,013    159,059           (194,072)         208
Partner's capital                                    27,207                       (27,207)
Other paid-in capital                  456,371       24,509     16,132   72,439  (113,080)     456,371
Valuation allowance                      (489)                            (489)       489        (489)
Translation adjustments               (23,630)                (10,061)    (380)     10,441    (23,630)
Retained earnings                       58,183       36,071    162,592  129,898  (328,561)      58,183
Total Common Stockholder's Equity      490,643      122,800    327,722  201,468  (651,990)     490,643
Total Liab. & Stockholder's Equity  $1,002,467     $436,289   $897,197 $739,800 $(920,556)  $2,155,197
/TABLE

                                                                 Exhibit A page 14 of 16
DOMINION CAPITAL, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 1998
(In thousands)
                                                  Financial   Real Estate &         DCI
                                                   Services         Vidalia    Consolidated
ASSETS:
Cash and Equivalents                               $105,253           $850     $106,103
Interest and Dividends Receivable                    24,905         13,373       38,278
Income Tax Benefit                                   23,305         (3,104)      20,201
Short Term Marketable Securities                        772              0          772
Mortgage Loans                                      140,348              0      140,348
Other                                                10,716          6,089       16,805
Current Assets                                      305,299          17,208     322,507

Investment in Available for Sale Securities         500,044              0      500,044
Loans Receivable                                  1,686,548              0    1,686,548
Inv In Real Estate                                   27,625          66,301      93,926
Other                                               110,216         198,110     308,326
Investments                                       2,324,433         264,411   2,588,844

Property, Plant and Equipment                        28,386          24,203      52,589
Accum Deprec PP&E                                  (11,169)         (5,496)    (16,665)
Net Property, Plant and Equipment                    17,217          18,707      35,924

Deferred Charges and Other Assets                   163,411           2,851     166,262

Total Assets                                     $2,810,360        $303,177  $3,113,537

                                                                 Exhibit A page 15 of 16
DOMINION CAPITAL, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 1998
(In thousands)
                                                  Financial     Real Estate &             DCI
                                                  Services           Vidalia       Consolidated

LIABILITIES & SHAREHOLDERS' EQUITY:

Current Portion of Long Term Debt                $1,298,523               $23      $1,298,546
Accrued Interest Payable                             10,099             2,779          12,878
Other                                                24,603             4,257          28,860
Total Current Liabilities                         1,333,225             7,059       1,340,284


Borrowings - Intercompany                           482,886         (167,481)         315,405
Other                                               317,359           395,441         712,800
Long Term Debt                                      800,245           227,960       1,028,205

Deferred Income Taxes                                37,842            44,442          82,284
Other                                                 8,421             2,850          11,271
Deferred Credits & Other Liabilities                 46,263            47,292          93,555

Total Liabilities                                 2,179,733           282,311       2,462,044

Common Stock                                              8               (0)               8
Paid In Capital                                     542,466            51,067         593,533
Allowance on Marketable Securities                    2,311                0            2,311
Retained Earnings                                    85,842          (30,201)          55,641
Total Shareholder's Equity                          630,627            20,866         651,493

Total Liabilities & Shareholder's Equity         $2,810,360          $303,177      $3,113,537

                                                                 Exhibit A page 16 of 16
DOMINION CAPITAL, INC.
CONSOLIDATING STATEMENTS OF INCOME
YEAR TO DATE DECEMBER 1998
(In thousands)
                                                  Financial    Real Estate &           DCI
                                                   Services          Vidalia  Consolidated
Operating Revenues and Income                      $375,238          $33,904      $409,142

Expenses:
Interest Charges                                    104,858           16,291       121,149
Real Estate Operations                                    0            8,742         8,742
Cost of Sales                                         1,592           21,388        22,980
Depreciation & Amortization                          24,470              753        25,223
Administrative and General                          137,082            4,659       141,741
Total Expenses                                      268,002           51,833       319,835

Income Before Provision
     For Income Taxes                               107,236         (17,929)        89,307
Provision for Income Taxes                           38,715          (8,100)        30,615
Net Income (Loss)                                   $68,521         ($9,829)       $58,692

Retained Earnings at Beg of Year                    $71,911        ($20,372)       $51,539
Net Income (Loss)                                    68,521          (9,829)        58,692
Dividends Paid                                     (54,590)               0       (54,590)
Retained Earnings at End of Year                    $85,842        ($30,201)       $55,641

                     EXHIBIT B.  Financial Data Schedule
If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

          Item No.         Caption Heading                   Amount
                                                         (Millions)
           1               Total Assets                   $17,517.0
           2               Total Operating Revenue          6,086.2
           3               Net Income                         535.6

                                 EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                          ORGANIZATIONAL CHART

DOMINION RESOURCES, INC.
  DOMINION ENERGY, INC.                                     100%
     Dominion Energy Services Company, Inc.                 100%
     Dominion Energy Central America, Inc.                  100%
       Belize Electric Company Limited                       95%
     Dominion Energy Interamerican Holding Company LDC      100%
       DEI Holding Cayman Company Limited                   100%
       DEI Interamerican Holding Company Limited            100%
     DEI Cayman Holding Company                             100%
       Dominion Energy Holding Cayman Company LDC            99%
     Dominion Generating S.A.                               100%
       Patagonia Holding S.A.                               100%
          Hidroelectrica Cerros Colorados S.A.               98%
       A.V. Holding S.A.                                     60%
          Central Termica Alto Valle S.A.                    90%
     Dominion Management Argentina S.A.                     100%
     Inversiones Dominion Bolivia S.A.                      100%
       Empresa Electrica Corani S.A.                         50%
     Dominion Energy Peru Holdings, Inc.                    100%
        Dominion Holdings Peru S.A.C.                       100%
           Inversiones Dominion Peru S.A.                    51%
          EGENOR S.A.                                        60%
     Dominion Kincaid, Inc.                                 100%
       Kincaid Generation, L.L.C.                            99%
                              (Other 1% owned by Dominion Energy, Inc.)
DOMINION U.K. HOLDING, INC.                                 100%
     Corby Power Ltd                                         80%